# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (44.9% of the class)
  Comment: The percentage used herein is calculated based on 191,260,833 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 14,648,442 shares of the Issuer's Common Stock issued to the Reporting Persons upon their exercise of 14,648,442 warrants on a cash basis.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (44.9% of the class)
  Comment: The percentage used herein is calculated based on 191,260,833 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 14,648,442 shares of the Issuer's Common Stock issued to the Reporting Persons upon their exercise of 728,442 warrants on a cash basis.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 895,175; shared voting power 0; sole dispositive power 895,175; shared dispositive power 0; aggregate amount beneficially owned 895,175 (0.5% of the class)
  Comment: The percentage used herein is calculated based on 191,260,833 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 14,648,442 shares of the Issuer's Common Stock issued to the Reporting Persons upon their exercise of 14,648,442 warrants on a cash basis.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 93,547,694; shared voting power 0; sole dispositive power 93,547,694; shared dispositive power 0; aggregate amount beneficially owned 93,547,694 (48.9% of the class)
  Comment: The percentage used herein is calculated based on 191,260,833 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 14,648,442 shares of the Issuer's Common Stock issued to the Reporting Persons upon their exercise of 14,648,442 warrants on a cash basis.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069

## Item 2. Identity and Background
Name of person filing: Tiga Investments Eighty-Eight Pte Ltd ("Tiga 88"), Tiga Investments Pte. Ltd. ("Tiga Investments"), Big Timber Holdings, LLC ("Big Timber") and G. Raymond Zage, III ("Mr. Zage"), an individual (together the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.
Present principal occupation or employment: Tiga 88's principal business is the ownership of equity interests in various entities. Tiga Investments' principal business is the ownership of equity interests in various entities. Big Timber's principal business is the ownership of equity interests in various entities. Mr. Zage is a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Tiga 88 is incorporated in Singapore. Tiga Investments is incorporated in Singapore. Big Timber is incorporated in Nevis. Mr. Zage is a citizen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons received the shares of Common Stock of the Issuer reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below) and the other transactions described herein.

Prior to the Business Combination, the Reporting Persons held an aggregate of 5,130,000 Class B ordinary shares of Tiga Acquisition Corp. ("Tiga"), a Cayman Islands exempted company.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Persons acquired the shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's Common Stock at an exercise price of $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the "Initial Merger Agreement"), by and among Grindr Group LLC, a Delaware limited liability company ("Legacy Grindr"), Tiga and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub I", and together with Tiga and Legacy Grindr, the "Initial Merger Entities"), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub II") and the Initial Merger Entities (together with the Initial Merger Agreement, the "Merger Agreement"), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the "Business Combination"). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

Mr. Zage is a 100% equityholder in Tiga Investments, which was a member of Tiga Sponsor LLC, a Delaware limited liability company ("Tiga Sponsor"). Tiga Sponsor previously held shares of Class B ordinary shares of Tiga. Such shares, which were previously convertible into Class A ordinary shares of Tiga, were distributed directly to the equityholders of the members of Tiga Sponsor, including Mr. Zage, and were converted into shares of the Issuer's Common Stock in connection with the Business Combination. Tiga Sponsor previously held warrants to purchase Class A ordinary shares of Tiga. Such warrants were distributed directly to the equityholders of the members of Tiga Sponsor, including Mr. Zage, and were converted into warrants to purchase the Issuer's Common Stock in connection with the Business Combination.

Pursuant to the transactions described in Item 5(c) of this Schedule 13D, the Reporting Persons received an aggregate of 15,543,617895,175 shares of Common Stock of the Issuer. The consideration used for the acquisition of the shares of Common Stock of the Issuer pursuant to the transactions described in Item 5(c) of this Schedule 13D consisted of (i) with respect to the exercise of 13,920,000 warrants for cash on February 19, 2025, a loan from Meritz Securities Co., Ltd., Meritz Fire & Marine Insurance Co., Ltd. and Meritz Capital Co., Ltd. to Tiga 88 which is secured by 85,920,633 shares of Common Stock (the "Loan") and (ii) in respect of the other transactions, solely personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, and Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 895,175, and 93,547,694 shares of the Issuer's Common Stock, respectively, which in aggregate represents approximately 44,9%, 44.9%, 0.5% and 48.9%of the Issuer's issued and outstanding Common Stock, respectively, consisting of 191,260,833 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 14,648,442 shares of the Issuer's Common Stock issued to the Reporting Persons upon their exercise of 14,648,442 warrants on a cash basis.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 93,547,694 shares and sole power to dispose or direct the disposition of 93,547,694 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
On September 15, 2023, Big Timber acquired three guaranteed exchangeable notes, which were subsequently exchanged for notes with options (the "Option Securities") issued by Longview Grindr Holdings Limited which gave the Reporting Persons the right to buy 196,276, 228,127 and 125,915 shares of the Issuer's Common Stock, each subject to adjustment, respectively. Until the time they were exercised, the Reporting Persons could not exercise option to buy shares of the Issuer's Common Stock pursuant to the Option Securities because of certain material contingencies outside the control of the Reporting Persons, and as a result the Reporting Persons did not consider the shares of the Issuer's Common Stock underlying the Option Securities as being beneficially owned by them before exercise. On December 31, 2024, Big Timber exercised the Option Securities into 233,591 shares of the Issuer's Common Stock at a $7.51 per share exercise price, 271,498 shares of the Issuer's Common Stock at a $6.69 per share exercise price, 154,875 shares of the Issuer's Common Stock at a $6.46 per share exercise price and 235,211 shares of the Issuer's Common Stock at a $9.03 per share exercise price, resulting in the acquisition of 895,175 shares of the Issuer's Common Stock.

On February 4, 2024, Mr. Zage exercised 25,000 warrants on a cash basis at a $11.50/share exercise price resulting in the acquisition of 25,000 shares of the Issuer's Common Stock.

On February 13, 2024, Mr. Zage exercised 703,442 warrants on a cash basis at a $11.50/share exercise price resulting in the acquisition of 703,442 shares of the Issuer's Common Stock.

The consideration used for the foregoing acquisitions of shares of Common Stock of the Issuer consisted solely of personal funds.

On February 19, 2025, Mr. Zage exercised 13,920,000 warrants on a cash basis at a $11.50/share exercise price resulting in the acquisition of 13,920,000 shares of the Issuer's Common Stock. The consideration used for such acquisition of the shares of Common Stock of the Issuer was the Loan.

Other than the transactions disclosed in this item (5)(c), the Reporting Persons have not affected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 94,876, 654 shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

On November 18, 2022, Tiga SVH Investments Limited, Tiga Investments and Mr. Zage entered into an amended and registration rights agreement with the Issuer and certain of the Issuer's shareholders, pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), certain shares of the Issuer's Common Stock and other equity securities of Grindr that are held by the parties thereto from time to time.

Financing Arrangement

Tiga 88 has pledged 85,926,333 shares of Common Stock of the Issuer pursuant to the Loan. Under the Loan, Tiga 88 retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

The Reporting Persons may pledge certain securities beneficially owned by them as collateral for private banking security arrangements or margin or other loans from financial institutions. In the event of a default, the Reporting Persons could be required to deliver to the secured party or lenders, or to sell, shares of the Issuer's Common Stock or warrants to purchase shares of the Issuer's common stock beneficially owned by the Reporting Persons. Under such arrangements, the Reporting Persons will retain voting and dispositive power with respect to the pledged securities except to the extent an event of default has occurred and is continuing. Any such arrangements or loans will contain other customary terms and conditions.

Participation Agreement

Tiga Investments (the "Grantor") has entered into a Participation Agreement (the "Participation Agreement") with Jeremy Brest, a citizen of the Republic of Singapore with address 20A Cluny Park, Singapore 259634 (the "Participant"). Pursuant to the Participation Agreement, the Grantor granted certain participation rights over 663,480 shares of Common Stock of the Issuer (the "Participation Shares") and 1,800,320 warrants exercisable into shares of Common Stock of the Issuer (the "Participation Warrants" and, together with the Participation Shares, the "Participation Assets") to the Participant. By virtue of the granted participation, among other things, the Grantor retained the legal title to the Participation Assets, but agreed to consult with and act in accordance with the Participant's instructions in taking or refraining from taking any material action (excluding administrative matters) to and in relation to the voting and other ancillary rights of and attributable to the Participation Assets in respect of the Issuer. In addition, the Grantor shall, upon request, take all commercially reasonable steps necessary to arrange for the participation to be converted into a direct interest in the Participation Assets, subject to the certain availability condition as disclosed in the Participation Agreement and applicable law and regulation. This description of the Participation Agreement is qualified in its entirety by the terms of the Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

On February 13, 2025, the Grantor transferred all of its rights, benefits and obligations over the Participation Warrants to the Participant. On February 19, 2025, the Grantor transferred all of its rights, benefits and obligations over the Participation Shares to the Participant. As a result, the Grantor directly and beneficially owns an aggregate of 85,926,333 shares of the Common Stock of the Issuer as reflected in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Participation Agreement, dated as of September 15, 2023.
Exhibit 2 Warrant Agreement, dated as of November 23, 2020, as amended on November 17, 2022.
Exhibit 3 Amended and Restated Registration Rights Agreement by and among Grindr Inc., Tiga Sponsor LLC, the independent directors of Tiga Acquisition Corp., and certain former stockholders of Grindr Group LLC, dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on November 23, 2022).

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (02/21/2025)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (02/21/2025)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (02/21/2025)
- Zage George Raymond III: /s/ G. Raymond Zage, III, G. Raymond Zage, III (02/21/2025)